UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VTEX

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G9470A102

(CUSIP Number)

Lisa Wong

Riverwood Capital Management L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

with a copy to:

Kelli Schultz

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

T: 1-650-251-5148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G9470A102

1.	Names of Reporting Persons. Data Center Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,110,433
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,110,433
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,110,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. IT Brazil Group II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,115,280
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,115,280
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,115,046
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,115,046
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,046
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II (Parallel B) Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,229,183
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,229,183
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 3.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Data Center Holdings II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,110,433
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,110,433
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,110,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. IT Brazil Group II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,115,280
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,115,280
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. RCP II Brazil Holdings AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,115,046
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,115,046
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,046
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital Partners II (Parallel-B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,229,183
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,229,183
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 3.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 15,569,942
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,569,942
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,569,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 17.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. G9470A102

1.	Names of Reporting Persons. Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 15,569,942
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,569,942
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,569,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 17.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on January 6, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), relating to the Class A common stock (the “Class A Common Stock”) of VTEX, a Cayman Islands exempted company (the “Issuer”), with its principal executive offices at 125 Kingsway, WC2B 6NH, London, United Kingdom. This Amendment is being filed by the Reporting Persons in connection with the purchase by each of Data Center Holdings II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC of Class A Common Stock.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

Prior to the Issuer’s initial public offering in 2021 (the “IPO”), the Riverwood-Managed Entities purchased an aggregate of 13,355,046 shares of Class B Common Stock for an aggregate purchase price of $3,489,088

Between the IPO and January 6, 2023, the Riverwood-Managed Entities purchased an aggregate of 1,639,875 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $5,811,603 and converted an aggregate of 2,100,000 shares of Class B Common Stock into 2,100,000 shares of Class A Common Stock.

Between January 7, 2023 and 9:00 a.m. (New York) on March 29, 2023, the Riverwood-Managed Entities purchased an aggregate of 575,021 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $2,099,781 and converted an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock.

The source of funds used for the purchases described herein were from general funds available to the Riverwood-Managed Entities, including capital contributions from their respective investors.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On February 15, 2023, the 2022 Rule 10b5-1 Plan expired in accordance with its terms. The Riverwood-Managed Entities purchased an aggregate of 1,639,875 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $5,811,603 pursuant to the 2022 Rule 10b5-1 Plan.

As of 9:00 a.m. (New York) on March 29, 2023, pursuant to the 2023 Rule 10b5-1 Plan, the Riverwood-Managed Entities had purchased an aggregate of 575,021 shares of Class A Common Stock in the open market at various prices for an aggregate purchase price of approximately $2,099,781.

Item 5. Interest in Securities of the Issuer

Item 5(a) through (c) is hereby amended and restated as follows:

The information provided or incorporated by reference in Items 3, 4 and 6 are hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the Class A Common Stock beneficially owned are based upon 81,143,035 shares of Class A Common Stock outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 2, 2023, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of 9:00 a.m. (New York) on March 29, 2023, Data Center Holdings II LLC beneficially owns 4,110,433 shares of Class A Common Stock consisting of 1,323,868 shares of Class A Common Stock and 2,786,565 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; IT Brazil Group II LLC beneficially owns 4,115,280 shares of Class A Common Stock consisting of 1,325,320 shares of Class A Common Stock and 2,789,960 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; RCP II Brazil Holdings LLC beneficially owns 4,115,046 shares of Class A Common Stock consisting of 1,325,641 shares of Class A Common Stock and 2,789,405 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock; and RCP II (Parallel B) Brazil Holdings LLC beneficially owns 3,229,183 shares of Class A Common Stock consisting of 1,040,067 shares of Class A Common Stock and 2,189,116 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock.

Each share of Class A Common Stock is entitled to one (1) vote. Each share of Class B Common Stock is entitled to ten (10) votes and is convertible into one share of Class A Common Stock, at the option of the holder and automatically upon transfer, subject to certain exceptions.

The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by one or more of the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. No natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Reporting Persons. The shareholders and investment committee members of Riverwood Capital GP II Ltd. disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule 1 is set forth on Schedule 1 attached hereto.

(c) Except as set forth on Schedule 2 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, has effected any transaction in Class A Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

DATA CENTER HOLDINGS II LLC
By: Data Center Holdings II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

IT BRAZIL GROUP II LLC
By: IT Brazil Group II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP II BRAZIL HOLDINGS LLC
By: RCP II Brazil Holdings AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP II (PARALLEL B) BRAZIL HOLDINGS LLC
By: Riverwood Capital Partners II (Parallel-B) L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

DATA CENTER HOLDINGS II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

IT BRAZIL GROUP II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RCP II BRAZIL HOLDINGS AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.

By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

SCHEDULE 2

Trading Data. Open Market Purchases

Transactions during the past 60 days, all of which were open market transactions pursuant to the 2023 Rule 10b5-1 Plan

Data Center Holdings II LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
03/01/23	6,617	$ 3.7484	$ 3.7200	$ 3.7500
03/03/23	79	$ 3.7500	N/A	N/A
03/06/23	187	$ 3.7472	$ 3.7400	$3.7500
03/08/23	99	$ 3.7500	N/A	N/A
03/09/23	5,866	$ 3.7338	$ 3.6800	$ 3.7500
03/10/23	20,027	$ 3.5010	$ 3.4100	$ 3.7000
03/13/23	29,250	$ 3.4764	$ 3.3400	$ 3.5600
03/14/23	11,869	$ 3.6909	$ 3.6100	$ 3.7500
03/15/23	7,941	$ 3.6402	$ 3.5200	$ 3.7500
03/16/23	903	$ 3.7167	$ 3.6700	$ 3.7500
03/17/23	2,158	$ 3.7428	$ 3.7100	$ 3.7500
03/20/23	6,728	$ 3.5920	$ 3.5200	$ 3.7500
03/21/23	3,782	$ 3.7336	$ 3.6400	$ 3.7500
03/22/23	5,609	$ 3.7432	$ 3.6400	$ 3.7500
03/23/23	7,823	$ 3.7101	$ 3.6200	$ 3.7500
03/24/23	26,784	$ 3.5804	$ 3.4700	$ 3.6700
03/27/23	12,089	$ 3.7300	$ 3.6800	$ 3.7500
03/28/23	3,988	$ 3.7436	$ 3.7200	$ 3.7500

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

IT Brazil Group II LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
03/01/23	6,624	$ 3.7484	$ 3.7200	$ 3.7500
03/03/23	79	$ 3.7500	N/A	N/A
03/06/23	187	$ 3.7472	$ 3.7400	$3.7500
03/08/23	99	$ 3.7500	N/A	N/A
03/09/23	5,872	$ 3.7338	$ 3.6800	$ 3.7500
03/10/23	20,049	$ 3.5010	$ 3.4100	$ 3.7000
03/13/23	29,282	$ 3.4764	$ 3.3400	$ 3.5600
03/14/23	11,882	$ 3.6909	$ 3.6100	$ 3.7500
03/15/23	7,950	$ 3.6402	$ 3.5200	$ 3.7500
03/16/23	904	$ 3.7167	$ 3.6700	$ 3.7500
03/17/23	2,160	$ 3.7428	$ 3.7100	$ 3.7500
03/20/23	6,735	$ 3.5920	$ 3.5200	$ 3.7500
03/21/23	3,786	$ 3.7336	$ 3.6400	$ 3.7500
03/22/23	5,616	$ 3.7432	$ 3.6400	$ 3.7500
03/23/23	7,832	$ 3.7101	$ 3.6200	$ 3.7500
03/24/23	26,813	$ 3.5804	$ 3.4700	$ 3.6700
03/27/23	12,102	$ 3.7300	$ 3.6800	$ 3.7500
03/28/23	3,992	$ 3.7436	$ 3.7200	$ 3.7500

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

RCP II Brazil Holdings LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share	Price Range Low	Price Range High
03/01/23	6,625	$ 3.7484	$ 3.7200	$ 3.7500
03/03/23	79	$ 3.7500	N/A	N/A
03/06/23	187	$ 3.7472	$ 3.7400	$3.7500
03/08/23	99	$ 3.7500	N/A	N/A
03/09/23	5,873	$ 3.7338	$ 3.6800	$ 3.7500
03/10/23	20,053	$ 3.5010	$ 3.4100	$ 3.7000
03/13/23	29,290	$ 3.4764	$ 3.3400	$ 3.5600
03/14/23	11,885	$ 3.6909	$ 3.6100	$ 3.7500
03/15/23	7,952	$ 3.6402	$ 3.5200	$ 3.7500
03/16/23	904	$ 3.7167	$ 3.6700	$ 3.7500
03/17/23	2,162	$ 3.7428	$ 3.7100	$ 3.7500
03/20/23	6,737	$ 3.5920	$ 3.5200	$ 3.7500
03/21/23	3,788	$ 3.7336	$ 3.6400	$ 3.7500
03/22/23	5,617	$ 3.7432	$ 3.6400	$ 3.7500
03/23/23	7,833	$ 3.7101	$ 3.6200	$ 3.7500
03/24/23	26,819	$ 3.5804	$ 3.4700	$ 3.6700
03/27/23	12,106	$ 3.7300	$ 3.6800	$ 3.7500
03/28/23	3,993	$ 3.7436	$ 3.7200	$ 3.7500

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

RCP II (Parallel B) Brazil Holdings LLC

Date	Number of Class A Shares Acquired*	Weighted Average Price Per Share*	Price Range Low	Price Range High
03/01/23	5,198	$ 3.7484	$ 3.7200	$ 3.7500
03/03/23	63	$ 3.7500	N/A	N/A
03/06/23	146	$ 3.7472	$ 3.7400	$3.7500
03/08/23	79	$ 3.7500	N/A	N/A
03/09/23	4,608	$ 3.7338	$ 3.6800	$ 3.7500
03/10/23	15,733	$ 3.5010	$ 3.4100	$ 3.7000
03/13/23	22,980	$ 3.4764	$ 3.3400	$ 3.5600
03/14/23	9,325	$ 3.6909	$ 3.6100	$ 3.7500
03/15/23	6,239	$ 3.6402	$ 3.5200	$ 3.7500
03/16/23	708	$ 3.7167	$ 3.6700	$ 3.7500
03/17/23	1,695	$ 3.7428	$ 3.7100	$ 3.7500
03/20/23	5,286	$ 3.5920	$ 3.5200	$ 3.7500
03/21/23	2,971	$ 3.7336	$ 3.6400	$ 3.7500
03/22/23	4,407	$ 3.7432	$ 3.6400	$ 3.7500
03/23/23	6,146	$ 3.7101	$ 3.6200	$ 3.7500
03/24/23	21,042	$ 3.5804	$ 3.4700	$ 3.6700
03/27/23	9,497	$ 3.7300	$ 3.6800	$ 3.7500
03/28/23	3,133	$ 3.7436	$ 3.7200	$ 3.7500

*

The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The average price per share reported represents the weighted average price (without regard to brokerage commissions). Reporting Persons undertake to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.